

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Michelle Wilson
Co-Chief Executive Officer
Isos Acquisition Corporation
55 Post Road West, Suite 200
Westport, CT 06880

        Re: Isos Acquisition Corporation
            Amendment No. 3 to Registration Statement on Form S-4
            Filed November 1, 2021
            File No. 333-258080

Dear Ms. Wilson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 29, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-4

Legal Proceedings, page 188

1. We are aware that certain former employees of Bowlero have filed charges with the U.S. Equal Employment Opportunity Commission alleging certain unlawful employment practices and discrimination. Please advise what consideration you have given to disclosing these charges pursuant to Item 103 of Regulation S-K.

Covenant Compliance
Existing First Lien Credit Agreement, page 198

2.	We note your response to our prior comment number 6. Please tell us and revise to disclose explicitly why a waiver was needed. If true, please revise to disclose that you were not in compliance with or would not have been in compliance with the covenants without the waiver and revise to disclose which exact covenants you were not in compliance with. Additionally, please disclose what your First Lien Leverage Ratio and Total Leverage Ratio were for the covenant period ending June 30, 2021.

3.	We note your response to our prior comment number 4. However, it appears that you have only partially addressed our comment. Please revise to disclose the amount or limit required for compliance with the Total Leverage Ratio covenant calculated using Covenant Adjusted EBITDA.

Reconciliation of Net Income to Covenant Adjusted EBITDA, page 199

4.	We note your response to our prior comment number 5. Your response states that "Covenant Adjusted EBITDA better reflects the Company's ability to generate cash from operations without the variability from changes in working capital." This indicates that the measure is being used as a measure of liquidity. Additionally, the measure is presented as a material term of your Existing First Lien Credit Agreement, which directly impacts your liquidity. Accordingly, please revise to remove references to Covenant Adjusted EBITDA as a performance or profitability measure and state explicitly that it is a liquidity measure.

5.	We note from your response to our prior comment number 5 and from your revised disclosure that the lender temporarily replaced certain financial covenants that were based on Covenant Adjusted EBITDA with separate liquidity tests including maintaining total liquidity of not less than $20 million. Please revise to disclose any other liquidity test requirements and explicitly state whether or not you are in compliance with these requirements.

	You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Jacqueline Kaufman at 202-551-3797 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services